UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

WuXi PharmaTech (Cayman) Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release Dated January 9, 2015	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

By:	/s/ Edward Hu
Name:	Edward Hu
Title:	Chief Financial Officer

Date: January 12, 2015

Exhibit 99.1

WuXi PharmaTech Provides Update of 2014 Financial Guidance,

to Present at J.P. Morgan Healthcare Conference

SHANGHAI, January 9, 2015 /PRNewswire-Asia/ — WuXi PharmaTech (NYSE: WX), a leading open-access R&D capability and technology platform company serving the pharmaceutical, biotechnology, and medical device industries with operations in China and the United States, today announced that it has updated its 2014 financial guidance. The company expects to achieve total revenues for full-year 2014 of approximately $674 million, compared to previous guidance of $670-672 million. The company expects to achieve diluted EPS of approximately $1.87 (non-GAAP) and approximately $1.56 (GAAP), compared to previous guidance of 1.83-1.86 (non-GAAP) and $1.55-1.58 (GAAP). These preliminary 2014 results are unaudited and remain subject to the finalization of the company’s year-end closing, reporting, and audit processes. The company plans to report its fourth-quarter and full-year 2014 financial results and to provide 2015 financial guidance in March 2015.

The company also announced that it will present at the 33th annual J.P. Morgan Healthcare Conference on Wednesday, January 14, 2015 at 1:30 p.m. Pacific Standard Time. The company’s slides from the conference will be available on the company’s Investor Relations page at www.wuxiapptec.com.

For more information, please contact:

Ronald Aldridge (for investors)

Director, Investor Relations

Tel: +1-201-585-2048

Email: ir@wuxiapptec.com

Aaron Shi (for the media)

Director, Corporate Communications

Tel: +86-21-5046-4362

Email: pr@wuxiapptec.com

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts, but instead are predictions about future events. Examples of forward-looking statements in this press release include statements about the anticipated results for 2014, which remain subject to the finalization of the company’s year-end closing, reporting, and audit processes. Although the company believes that its predictions are reasonable, future events are inherently uncertain, and its forward-looking statements may turn out to be incorrect. The company’s forward-looking statements are subject to risks relating to, among other things, its ability to cost-effectively manage its chemistry service offerings, to meet goals for the expansion of its biologics service offerings, to protect its clients’ intellectual property, and to compete effectively. Additional information about these and other relevant risks can be found in the company’s Annual Report on Form 20-F for the year ended December 31, 2013. The forward-looking statements in this press release speak only as of the date on which they are made, and the company assumes no obligation to update any forward-looking statements except as required by law.

Use of Non-GAAP Financial Measures

The non-GAAP financial measures used in this press release are useful for understanding and assessing underlying business performance and operating trends, and the company believes that management and investors benefit from referring to these non-GAAP financial measures in assessing the company’s financial performance and liquidity and when planning and forecasting future periods. You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. Because the company’s financial performance is subject to finalization of its year-end closing, reporting, and audit processes, the company does not provide a specific non-GAAP to U.S. GAAP reconciliation. A reconciliation will be provided with the company’s earnings release covering its fourth-quarter and full-year 2014 results. The non-GAAP guidance presented above is consistent with the presentation of non-GAAP results as reported in the company’s March 5, 2014 press release covering its fourth-quarter and full-year 2013 results.

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